July 123 2018
VIA EDGAR
John Reynolds, Assistant Director
Office of Natural Resources
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Cheval Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed May 24, 2018
File No. 333-215849

Dear Mr. Reynolds:

General

1.	Please revise to provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

Updated through June 30, 2018.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

2.
Prior comment six requested that you provide disclosures regarding your change in accountants required by Item 304 of Regulation S-K.  the disclosures added in the amendedregistration statement filed on May 24, 2018 do not provide the disclosures requested.  Assuch, we reissue prior comment six.

Disclosure included.   The Company terminated its relationship with its previous independent auditor more than 3 years ago which is outside of the 2 year scope required by Item 304.
Sincerely,

/s/ Rory O'Dare
Rory O'Dare, CEO and Director
Cheval Resources Corporation

cc:	Mark Wojciechowski, Staff Accountant (via e-mail)
John Cannarella, Staff Accountant (via e-mail)
Jason Langford, Staff Attorney (via e-mail)
Kevin Dougherty, Staff Attorney (via e-mail)